Steven M. Felsenstein, Esq.

Direct dial: (215) 988-7837

Email: felsensteins@gtlaw.com

February 25, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling

Division of Investment Management

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreman Contrarian Funds
SEC File Nos. 333-145984 / 811-22118

Post-Effective Amendment No. 12

Dear Ms. Stirling:

This letter responds to the staff comments related to Post-Effective Amendment (“PEA”) No. 12 of Form N-1A of the Dreman Contrarian Funds (the “Trust”), as discussed in our telephone call on February 23, 2008. Please note that PEA No. 13 will be filed through EDGAR separately, and the prospectus will address your comments related to PEA No. 12.

The purpose of this letter is to confirm the changes made by the Trust to comply with each of the comments provided by you. To simplify your review at this busy time of year, I have listed each of the comments provided by you in a table set forth below. Next to each item listed, I have set forth our response. You will note that in each instance we have complied with the comment, or have made an adjustment to eliminate the concern that led to a comment. (For example, in one instance where you requested that we clarify the relationship between the investment objective and the use of close-end funds, the portfolio managers have instructed me to delete the provision because they do not intend to use such an investment technique in that series.)

All other changes contained in this filing are made in connection with the annual update of the financial and other non-material information.

	Staff Comment	Response	Checked items apply to ALL applicable Summary sections
Summary Section, Dreman High Opportunity Fund
1	Under heading Investment Objective, add “, comprised of capital appreciation and income.”	added
2	In Fee Table, delete parenthetical in front of note 3	deleted	X
3	In Fee Table, change last line from “Net Expenses” to “Total Annual Operating Expenses Net of Fee Waiver”	changed	X
4	In text of footnote 1 to Fee Table, delete second sentence	deleted	X
5	In footnotes to Fee Table, delete footnote 2	deleted	X
6	In Expense Example, table, Class A, delete entire second line (“If you sell your shares...”)	deleted	X
7	Under “Principal Investment Strategies,” delete the first sentence (“The High Opportunity Fund invests primarily in common stocks....”)	deleted	X (and comparable sentence in each series)
8	Under “Principal Investment Strategies,” in the present third paragraph beginning “Under normal circumstances...” clarify what will be treated as an “equity security.”	the Fund will replace the words “equity securities” with the words “common stocks”
9	Under “Principal Investment Strategies,” in the present third paragraph beginning “Under normal circumstances...” remove the second sentence, and move it to Item 9 disclosure in text.	the sentence has been deleted here, but remains in the body of the prospectus
10	In list of “Principal Risks,” under “Fixed Income Securities Risks” clarify the term “nominal interest” in the third sentence.	at the end of the paragraph, the Fund will add the sentence “Nominal interest rate” is the stated interest rate, without any adjustment for inflation.”
11	Under “Performance” delete the fourth sentence that begins “Both assume that all dividends....”	deleted	X
12	Under “Performance,” add a sentence to the text stating that Institutional Shares were sold without a sales charge and the performance results would have been lower otherwise.”	the fund will add a sentence that “Institutional Shares were sold without a sales charge and the performance results would have been lower otherwise.”
13	In the paragraph under the “Average Annual Total Returns” table, delete the last sentence beginning “The index returns presented....”	deleted	X
14	In the second paragraph under the “Average Annual Total Returns” table, delete the first sentence beginning “Current Performance of the Fund....”	deleted	X
15	Under “Portfolio Management” the list of Portfolio Managers should provide the term of service of each person listed	the term of service will be provided (generally, from inception, but otherwise by year)	X
16	Under “Buying and Selling Shares” the two paragraphs below the table can be combined into one paragraph	done	X
Summary Section, Dreman Contrarian Mid Cap Value Fund (in addition to comments carried over from above)
17	Under “Principal Investment Strategies,” clarify terms “primarily” and the range of capitalization that will be applied by the adviser.

The range on line 3 from $550 million to $20 billion will be restated as $2 billion to $15 billion. A new sentence will follow stating that “(The Adviser anticipates that approximately 65% of the portfolio will be invested in companies with a market capitalization from $2 to $10 billion.)” A comparable change will be made in the Item 9 disclosure.

Summary Section, Dreman Contrarian Small Cap Value Fund (in addition to comments carried over from above)
18	In Expense Example table, delete footnote two	deleted
19	In the first paragraph under “Principal Investment Strategies,” clarify the range of market capitalization of the companies comprising the Russell 2000 index.	The sentence has been revised to state that the market capitalization range for the index is $31 million to $3.9 billion.
20	In the second paragraph under “Principal Investment Strategies,” clarify the range of market capitalization of the companies in which the series will invest.

The text will be revised to state that “The Adviser anticipates that 80% of the portfolio will be in securities of companies with a market capitalization between $300 million and $2.5 billion at the time acquired (although a holding may thereafter increase in value to up to $4 billion before disposition of the position).”

21	In list of “Principal Risks,” under “Closed-End Fund Risk” the Fund was asked to link the use of closed-end funds to the Small-cap strategy.	The Adviser does not propose to utilize this investment technique in this series at the present time, and will delete the risk here and in the body of the prospectus for this series.
Summary Section, Dreman Market Over-Reaction Fund (in addition to comments carried over from above)
22

The staff has suggested that the text of the Principal Investment Strategies section may benefit from some of the related text in the comparable portion of Item 9. The staff also has suggested that the Fund may wish to shorten the text of the Principal Risks section at this time, or in our next round of amendment the Fund will defer these changes to the next update
Summary Section, Dreman Contrarian International Fund (in addition to comments carried over from above)
23	In Fee Table, delete note 1	deleted
24

In the second paragraph under “Principal Investment Strategies,” clarify the term “significant” with respect to U.S. companies and non-U.S. operations or profits.

The staff noted that ETFs are not closed-end funds.

The Fund will delete the clause at the end of the first sentence that reads “or which derive a significant portion of their business or profits from outside the U.S.” Such companies will not be included in the 80% portion of the portfolio.

In the last sentence of the paragraph the word “including” will be changed to read “and”

25	Under “Performance” delete the fifth sentence that begins “Total return would have been lower had certain fees and expenses....”		X
Prospectus Body
26		Where a change has been made in the Summary section (for example where ranges of investments have been clarified) corresponding changes are being made in the body of the prospectus.
General
27

The financial information and other items required have been included in the Rule 485(b) filing, including the required consents of accountants and counsel. The Fund also has identified additional portfolio managers for certain series.

I believe this fully responds to the staff comments that you provided to the Trust. We will be happy to address promptly any further questions that you may have regarding this filing. Questions concerning these materials may be directed to the undersigned at (215) 988-7837, or to my colleague Richard Cutshall, Esq. at (312) 476-5121.

Very truly yours,

Steven M. Felsenstein, Esq.

Mr. David Dreman

Mr. John Swhear

Mr. Robert Loverro

Richard Cutshall, Esq.